Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

08000971

SUPPL

13 February 2008
DKLER

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Leise Rasmussen
Executive Secretary

Corporate Communications

Dir. tlf. +4549111921
Mobil +4530851921
Fax +4549111555
dkler@coloplast.com

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the
Copenhagen Stock Exchange no. 1/2008 and 2/2008.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Stock Exchange Announcement No. 1/2008
Humlebæk, Denmark, 1 February 2008

Simplified presentation of revenue

Effective from the Q1 2007/08 interim report, Coloplast is simplifying the classification of revenue in order to enhance transparency. Revenue that was previously classified as "Other" will now be distributed on the basis of its affiliation with one of our three business areas, Ostomy Care, Urology and Continence Care or Wound and Skin Care. The change will not affect consolidated revenue.

In the 2006/07 financial year, Coloplast classified DKK 467m as "Other" revenue, which was a compound item designated for sales of non-Coloplast products (DKK 563m) and rebates (DKK 96m). As a result, about 6 per cent of Coloplast's DKK 8,042m revenue did not refer to one of our three business areas. Non-Coloplast products is the common term for finished goods that Coloplast buys from third parties for resale through our distribution companies.

Henceforth, the "Other" category will be distributed on the business area to which the sale is related. The change in classification will not affect overall consolidated revenue. The new classification of revenue will be applied as from the Q1 2007/08 interim report, which is scheduled for release on 19 February 2008.

The change in revenue classification is detailed in appendix 1.

Appendix 2 and appendix 3 show revenue by business area for the last 12 quarters according to the new and the old revenue classification method.

Further information

Investors and financial analysts
Peter Høgsted
Investor Relations Manager
Tlf. +45 3085 1301
E-mail: dkptrh@coloplast.com

Presse and the media
Jens Tovborg Jensen
Head of Media Relations
Tlf. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English version. In the event of discrepancies, the Danish version shall prevail.

Appendix 1: Change in revenue classification

REVENUE	BEFORE	CHANGE	NOW
OSTOMY CARE	Gross revenue of Coloplast products, before rebates	+ *sale of non Coloplast products* - *rebates*	Net revenue of <u>all</u> Ostomy Care products <u>after</u> rebates
UROLOGY AND CONTINENCE CARE	Gross revenue of Coloplast products, before rebates	+ *sale of non Coloplast products* - *rebates*	Net revenue of <u>all</u> Urology and Continence Care products <u>after</u> rebates
WOUND AND SKIN CARE	Gross revenue of Coloplast products, before rebates	+ *sale of non Coloplast products* - *rebates*	Net revenue of <u>all</u> Wound and Skin Care products <u>after</u> rebates
OTHER	+ Sale of non-Coloplast products in Ostomy Care + Sale of non-Coloplast products in Urology and Continence Care + Sale of non-Coloplast products in Wound and Skin Care - Rebates in Ostomy Care, Urology and Continence Care and Wound and Skin Care	*(eliminated)*	(eliminated)
GROUP 2006/07	Net revenue DKK 8,042 mill.	*DKK 0*	Net revenue DKK 8,042 mill.

Appendix 2: New revenue classification

SALES 2006/07

MIO. DK	Q1	Q2	Q3	Q4	2006/07
OSTOMY CARE	823	852	895	904	3,474
UROLOGY AND CONTINENCE CARE	801	826	850	833	3,310
WOUND AND SKIN CARE	300	311	324	323	1,258
NET REVENUE TOTAL	**1,924**	**1,989**	**2,069**	**2,060**	**8,042**

SALES 2005/06

MIO. DKK	Q1	Q2	Q3	Q4	2005/06
OSTOMY CARE	776	753	803	833	3,165
UROLOGY AND CONTINENCE CARE	479	469	598	791	2,337
WOUND AND SKIN CARE	289	293	316	309	1,207
NET REVENUE TOTAL	**1,544**	**1,515**	**1,717**	**1,933**	**6,709**

SALES 2004/05

MIO. DKK	Q1	Q2	Q3	Q4	2004/05
OSTOMY CARE	735	689	747	786	2,957
UROLOGY AND CONTINENCE CARE	411	395	439	456	1,701
WOUND AND SKIN CARE	260	268	291	305	1,124
DISCONTINUED	90	110	134	116	450
NET REVENUE TOTAL	**1,496**	**1,462**	**1,611**	**1,663**	**6,232**

ORGANIC GROWTH 2006/07

PERCENT	Q1	Q2	Q3	Q4	2006/07
OSTOMY CARE	6%	13%	12%	10%	10%
UROLOGY AND CONTINENCE CARE	12%	10%	12%	8%	11%
WOUND AND SKIN CARE	6%	9%	4%	6%	6%
NET REVENUE TOTAL	**7%**	**12%**	**10%**	**8%**	**10%**

Appendix 3 Old revenue classification

SALES 2006/07

MIO. DKK	Q1	Q2	Q3	Q4	2006/07
OSTOMY	738	761	804	804	3,107
UROLOGY AND CONTINENCE CARE	769	795	813	823	3,199
WOUND AND SKIN CARE	303	313	323	330	1,269
OTHER	114	121	129	103	467
NET REVENUE TOTAL	1,924	1,989	2,069	2,060	8,042

SALES 2005/06

MIO. DKK	Q1	Q2	Q3	Q4	2005/06
OSTOMY	701	683	730	753	2,867
UROLOGY AND CONTINENCE CARE	453	447	579	754	2,233
WOUND AND SKIN CARE	292	295	318	318	1,223
OTHER	98	90	90	108	386
NET REVENUE TOTAL	1,544	1,515	1,717	1,933	6,709

SALES 2004/05

MIO. DKK	Q1	Q2	Q3	Q4	2004/05
OSTOMY	647	614	686	709	2,657
UROLOGY AND CONTINENCE CARE	389	380	414	433	1,615
WOUND AND SKIN CARE	264	271	294	308	1,137
OTHER	106	87	83	97	373
DISCONTINUED	90	110	134	116	450
NET REVENUE TOTAL	1,496	1,462	1,611	1,663	6,232

ORGANIC GROWTH 2006/07

PERCENT	Q1	Q2	Q3	Q4	2006/07
OSTOMY	6%	12%	12%	8%	9%
UROLOGY AND CONTINENCE CARE	12%	10%	12%	8%	11%
WOUND AND SKIN CARE	6%	8%	4%	6%	6%
NET REVENUE TOTAL	7%	12%	10%	8%	10%

Announcement No. 2/2008
Humlebæk, Denmark, 1 February 2008

Changed accounting treatment regarding contract production of wound care products

Coloplast has renewed a five-year contract production agreement for Compeed products. Under the terms of the new contract, this business will be recognised line by line in the income statement, whereas the activity was previously recognised as a net amount under "Other income". The change will increase wound and skin care revenue by about DKK 160m, while EBIT is unaffected. The revenue increase will not be recognised in organic growth, as it is purely the result of a change in accounting treatment.

Background

In 2002, Coloplast decided to concentrate on its interests as a supplier to the professional health care market, divesting Coloplast Konsumentvarer A/S, the company marketing Compeed products to the consumer market. See Announcement No. 10/2002. In that connection, Coloplast signed an agreement to continue the development of contract production of Compeed products until the end of 2007. For the financial years up to 2006/07, this business activity was only included in EBIT as a net amount under "Other income", due to the terms of the contract.

Under the new five-year agreement, the terms have been changed to the effect that a greater part of the operational risk lies with Coloplast. As a result, the business activity will no longer be treated as a net item in the line item "Other income", but instead line by line in the income statement.

Impact on the income statement

Under the new accounting treatment, the item "Other income" no longer contains net income from contract production. In the 2007/08 financial year, the item "Other income" will include an income amount of approximately DKK 35m from the sale of the factory in Kokkedal (see Announcement No. 20/2007), which amount was recognised in the first quarter of the financial year.

As a result of the changes, wound and skin care revenue will increase by about DKK 160m in the 2007/08 financial year, and the related costs will be distributed on production, administrative functions, distribution, etc., to the effect that EBIT will be unaffected.

The change will only have a forward-reaching effect and will not influence historical figures. Shown in table 1 are historical revenue developments in contract production.

Table 1: Revenue from contract production of wound care products

DKK MILLION	Q1	Q2	Q3	Q4	FULL YEAR
2006/07	25	45	48	42	161
2005/06	27	43	43	32	145

Further information

Investors and financial analysts
Peter Høgsted
Investor Relations Manager
Tlf. +45 3085 1301
E-mail: dkptrh@coloplast.com

Presse and the media
Jens Tovborg Jensen
Head of Media Relations
Tlf. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English version. In the event of discrepancies, the Danish version shall prevail.

END